 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

WHITESTONE REIT
(Name of Subject Company)

MPF DEWAAY FUND 7, LLC, MPF BLUE RIDGE FUND II, LLC, MPF SENIOR NOTE PROGRAM I, LP, MPF SENIOR NOTE PROGRAM II, LP, MPF BADGER ACQUISITION CO., LLC, MACKENZIE PATTERSON SPECIAL FUND 5, LLC, MPF FLAGSHIP FUND 14, LLC; SCM SPECIAL FUND 2, LP, MP VALUE FUND 7, LLC, MP INCOME FUND 16, LLC, MPF PLATINUM FUND, LP, MPF FLAGSHIP FUND 12, LLC, MPF INCOME FUND 26, LLC; MPF NORTHSTAR FUND, LP, AND MACKENZIE PATTERSON FULLER, LP
(Bidders)
CLASS A COMMON SHARES
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$1,550,000	$179.96

*	For purposes of calculating the filing fee only. Assumes the purchase of 155,000 Shares at a purchase price equal to $10 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $179.96
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: May 6, 2011

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

FIRST AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF DeWaay Fund 7, LLC, MPF Blue Ridge Fund II, LLC, MPF Senior Note Program I, LP, MPF Senior Note Program II, LP, MPF Badger Acquisition Co., LLC, MacKenzie Patterson Special Fund 5, LLC, MPF Flagship Fund 14, LLC MP Value Fund 7, LLC, MP Income Fund 16, LLC, MPF Platinum Fund, LP, MPF Flagship Fund 12, LLC, MPF Income Fund 26, LLC; MPF Northstar Fund, LP, SCM Special Fund 2, LP (collectively the “Purchasers”) to purchase up to 155,000 Class A common shares (the “Shares”)  in WHITESTONE REIT (the “Corporation”), the subject company, at a purchase price equal to $10 per Share, less the amount of any dividends declared or made with respect to the Shares between May 6, 2011 (the “Offer Date”) and June 6, 2011, or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 6, 2011 (the “Offer to Purchase”) and the related Assignment Form.

This Amendment is being filed solely to correct the original filing as follows, which notice was included in the mailing:

Dear Shareholder:

Please note that the enclosed Offer to Purchase your Whitestone REIT Class A common stock refers to an $8 Offer Price in 2 locations, on pages 1 and 6, which is incorrect.  The Offer Price in this Offer is $10 per Share as stated throughout the Offer.  We apologize for this error.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           May 6, 2011

MPF DeWaay Fund 7, LLC, MPF Blue Ridge Fund II, LLC, MPF Senior Note Program I, LP, MPF Senior Note Program II, LP, MPF Badger Acquisition Co., LLC, MacKenzie Patterson Special Fund 5, LLC, MPF Flagship Fund 14, LLC MP Value Fund 7, LLC, MP Income Fund 16, LLC, MPF Platinum Fund, LP, MPF Flagship Fund 12, LLC, MPF Income Fund 26, LLC; MPF Northstar Fund, LP

By: MacKenzie Patterson Fuller, LP, Manager/General Partner

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

SCM Special Fund 2, LP
By: SCM-GP, LLC, General Partner
By: Sutter Capital Management, LLC, Manager

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President